UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Madison Square Garden Company
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

55826P 100
(CUSIP Number)

Matthew Zweig
JAT Capital Management, L.P.
One Fawcett Place
Greenwich, CT 06830
Telephone: 203-608-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 55826P 100
1	NAME OF REPORTING PERSON JAT Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,955,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,955,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)	Based upon a total of 63,606,819 shares of Class A Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 2 of 9 Pages

CUSIP No. 55826P 100
1	NAME OF REPORTING PERSON JAT Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,955,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,955,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

(1)	Based upon a total of 63,606,819 shares of Class A Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 3 of 9 Pages

CUSIP No. 55826P 100
1	NAME OF REPORTING PERSON John Thaler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,955,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,955,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,955,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based upon a total of 63,606,819 shares of Class A Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

Page 4 of 9 Pages

Item 1. Security and Issuer

This Amendment to Schedule 13D (this “Amendment”) relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”) of The Madison Square Garden Company, a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at Two Penn Plaza New York, NY 10121 and amends the Schedule 13D filed on August 22, 2014 (the “Original Schedule 13D”, as amended prior to the date hereof and, together with this Amendment, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

This Amendment is being filed to amend Item 3, Item 5 and Item 6 of the Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

As of the date of this Schedule 13D, the Reporting Persons have purchased an aggregate of 5,955,416 shares of Common Stock (the “Shares”) for total consideration of $371,772,714. The investment capital of the JAT Clients used includes proceeds from (i) the sale of certain outstanding swaps as described below and (ii) the sale of certain American-style call options reported on the original Schedule 13D (the “Options” and, together with the Shares, the “Securities”), exercisable for shares of Common Stock (the “Option Shares” and together with the Shares, the “Subject Shares”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)               As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 5,955,416 Subject Shares. The Subject Shares represent 9.36% of the outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the total of 63,606,819 shares of Common Stock outstanding as of July 31, 2014 as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2014, filed by the Issuer with the Securities and Exchange Commission on August 20, 2014.

(b)              JAT Capital, JAT LLC and Mr. Thaler have the shared power to vote or to direct the vote of 5,955,416 Subject Shares. Each of JAT Capital, JAT LLC and Mr. Thaler, by virtue of their relationships to the JAT Clients (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Subject Shares which the JAT Clients directly beneficially own. Each of JAT Capital, JAT LLC and Mr. Thaler disclaims beneficial ownership of the Subject Shares for all other purposes.

(c)              Set forth on Schedule I hereto are all transactions in the Shares effected during the past sixty days by the Reporting Persons. Set forth on Schedule II hereto are all transactions in Options effected during the past sixty days by the Reporting Persons.

(d)              Other than the JAT Clients that directly hold Subject Shares, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Subject Shares.

(e)              Not applicable.

Page 5 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is amended by replacing the last two paragraphs thereof with the following.

Since the filing of the Original Schedule 13D, certain of the JAT Clients terminated cash-settled swap contracts with respect to 2,026,359 notional shares of Common Stock. After giving effect to the termination of such swap contracts, these JAT Clients are parties to outstanding cash-settled swap contracts with respect to 943,652 notional shares of Common Stock, in the aggregate. The JAT Clients may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which was previously filed with the Original Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2014

JAT CAPITAL MANAGEMENT, L.P.

By:	JAT Capital Management, L.L.C., its General Partner

By:	/s/ John Thaler
	Name:	John Thaler
	Title:	Managing Member

JAT CAPITAL MANAGEMENT, L.L.C.

By:	/s/ John Thaler
	Name:	John Thaler
	Title:	Managing Member

/s/ John Thaler
John Thaler

Page 7 of 9 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2014-08-11	(30,700)	$60.17
2014-08-12	140,700	$60.00
2014-08-13	85,000	$60.59
2014-08-14	120,000	$60.73
2014-08-15	132,000	$61.14
2014-08-18	131,000	$62.40
2014-08-19	137,000	$62.75
2014-08-20	150,000	$64.45
2014-08-21	150,000	$63.86
2014-08-22	150,000	$64.84
2014-08-25	150,000	$66.06
2014-08-26	119,500	$66.81
2014-08-27	150,000	$67.31
2014-08-28	115,000	$66.40
2014-08-29	115,000	$66.82
2014-09-02	(39,200)	$66.84
2014-09-11	107,500	$65.77
2014-09-12	135,000	$66.24
2014-09-15	160,000	$66.63
2014-09-16	160,000	$66.52
2014-09-18	(32,700)	$65.80
2014-09-18	1,089,058	$66.10
2014-09-18	264,234	$66.15
2014-09-18	187,426	$65.95
2014-09-19	36,933	$65.98
2014-09-22	160,000	$65.41
2014-09-23	190,000	$66.89
2014-09-24	80,000	$66.95

Page 8 of 9 Pages

Schedule II

This Schedule sets forth information with respect to each purchase and sale of Options which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Transaction	Shares Acquirable Upon Exercise	Trade Amount ($)	Unit Cost ($)
2014-09-02	Sell	900	$7,109	$7.90	*
2014-09-02	Buy	900	$7,109	$7.90	*
2014-09-18	Sell	1,473,200	$10,016,534	$6.80

* Rebalance trade.

Page 9 of 9 Pages